

Mail Stop 3720

December 8, 2008

George E. Harris
President and Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

      RE: China Wi-Max Communications, Inc.
              Amendment No. 3 to Registration Statement on Form 10
              Filed on November 26, 2008

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the Nine Months Ended September 30, 2008

2. Summary of significant accounting policies, page 90
Revenue recognition, page 91

1.   We note your statements that "revenue recognized through September 30, 2008 represents broadband service revenue which has been recognized as the service was <u>purchased</u>." Please tell us specifically how this statement relates to SAB 104. Tell us when the service is provided in relation to when revenue is recognized.

7. Commitment, page 96

2.   Tell us how you considered FIN 46R with regard to Gao Da. It is not clear from your disclosure whether or not you consolidate Gao Da.

*   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kyle Moffatt, Accounting Branch Chief, at (202) 551-3310, if you have any questions regarding the above comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Michael A. Littman, Esq.
        Via facsimile: (303) 431-1567